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                United States Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 6-K/A
                                 Amendment No. 1

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2004

                         Commission File Number 1-13522

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                             16 Raffles Quay #26-00
                               Hong Leong Building
                                Singapore 048581
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                   Form 20-F   X       Form 40-F
                             -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No   X
                       -----              -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

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EXPLANATORY NOTE:

This Amendment No. 1 to Form 6-K is being filed to amend and restate the incorporation by reference paragraph set forth in the Form 6-K filed by China Yuchai International Limited dated April 23, 2004 (the "Form 6-K"). Other than as set forth below, the information contained in the Form 6-K remains unchanged.

The first paragraph of the Form 6-K is hereby amended and restated in its entirety as follows:

     "This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC")."

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: May 5, 2004



                                        CHINA YUCHAI INTERNATIONAL LIMITED



                                        By:      /s/  Philip Ting Sii Tien
                                            ------------------------------------
                                            Chief Financial Officer and Director